SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

January 9, 2007

VIA EDGAR

Ms. Melissa Walsh

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	January 4, 2007 letter to Renato A. DiPentima

SRA International, Inc. (File No. 001-31334)

Form 10-K for the Fiscal Year Ended June 30, 2006

Dear Ms. Walsh,

We received the letter dated January 4, 2007. We are in the process of completing our Form 10-Q for the quarter ended December 31, 2006, and would like to request additional time to respond. As discussed in our telephone conversation today, we anticipate providing our response to you by Wednesday, January 31, 2007. Please contact me if you have any questions.

Sincerely,

SRA INTERNATIONAL, INC.

By:	/s/ Stephen C. Hughes
Name:	Stephen C. Hughes
Title:	Executive Vice President and Chief Financial Officer

cc: Stephen Krikorian